Exhibit 99.5

Disclosure of Transactions in Own Shares

Paris, November 13, 2023 – In accordance with the authorization given by the ordinary shareholders’ general meeting on May 26, 2023, to trade on its shares and pursuant to applicable law on share repurchase, TotalEnergies SE (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from November 6 to November 10, 2023:

Transaction Date	Total daily volume (number of shares)	Daily weighted average purchase price of shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
06/11/2023	462,340	62.609597	28,946,921.08	XPAR
06/11/2023	288,882	62.638970	18,095,270.93	CEUX
06/11/2023	68,274	62.629811	4,275,987.72	TQEX
06/11/2023	32,279	62.643579	2,022,072.09	AQEU
07/11/2023	471,000	61.711578	29,066,153.24	XPAR
07/11/2023	365,500	61.693750	22,549,065.63	CEUX
07/11/2023	72,000	61.685616	4,441,364.35	TQEX
07/11/2023	44,000	61.672833	2,713,604.65	AQEU
08/11/2023	652,639	61.169582	39,921,654.83	XPAR
08/11/2023	290,000	61.164995	17,737,848.55	CEUX
08/11/2023	75,000	61.174318	4,588,073.85	TQEX
08/11/2023	45,000	61.163862	2,752,373.79	AQEU
09/11/2023	601,000	60.955042	36,633,980.24	XPAR
09/11/2023	276,662	60.919640	16,854,149.44	CEUX
09/11/2023	82,000	60.963280	4,998,988.96	TQEX
09/11/2023	40,000	60.936430	2,437,457.20	AQEU
10/11/2023	636,399	62.108634	39,525,872.57	XPAR
10/11/2023	300,000	62.124431	18,637,329.30	CEUX
10/11/2023	70,000	62.146867	4,350,280.69	TQEX
10/11/2023	40,000	62.162381	2,486,495.24	AQEU
Total	4,912,975	61.680539	303,034,944.34

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the TotalEnergies website: https://totalenergies.com/investors/shares-and-dividends/total-shares/info/company-share-transactions

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, more sustainable, more reliable and accessible to as many people as possible. Active in nearly 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations:+33 (0)1 47 44 46 99l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations:+33 (0)1 47 44 46 46 l ir@totalenergies.com

@TotalEnergies	TotalEnergies	TotalEnergies	TotalEnergies

Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).